FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2008

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis is Management’s assessment of the results and financial condition of Pacific North West Capital Corp. (the “Company” or “PFN”) for the six month period ended October 31, 2008 and should be read in conjunction with the consolidated financial statements and the related notes. The date of this Management’s discussion and analysis is 12 December 2008. Additional information on the Company is available on SEDAR at www.sedar.com.

BUSINESS OF PACIFIC NORTH WEST CAPITAL CORP.

Pacific North West Capital Corp. is a mineral exploration company focused on the acquisition, exploration and development of Platinum Group Metals (PGMs) properties and is expanding its new project acquisition targets to include advanced gold, silver, and base metal bearing properties. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, Xstrata Nickel, First Nickel, Benton Resources and SOQUEM. PFN has begun the evaluation of several acquisition targets, during the current market conditions, to identify precious and base metal production opportunities. Our company is currently finalizing the incorporation of a wholly owned Mexican subsidiary with the objective of it being our operating and acquisition company in Mexico.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

PROJECT OVERVIEW:

RIVER VALLEY, ONTARIO

On November 5, 2007, the Company announced that a $525,000 budget for continued evaluation of the Interior River Valley Intrusive (RVI) has been approved for the River Valley PGM Project by joint venture partner Anglo Platinum Limited ("Anglo Platinum"); the World's largest primary producer of platinum. The River Valley Project is located near Sudbury, Ontario and PFN is the project operator. The objective of the 2007/2008 program was to define the new Platinum Group Metal (“PGM”) mineralization that could expand the potential of the project.  These new mineralized areas appear to be reflected by geophysical (magnetic and IP) responses within the RVI. Further ground sampling, stripping, channelling and continued evaluation on the Interior RVI has largely been completed.

Management has submitted a budget for the remainder of 2008, as well as 2009, to the management committee for review. The management committee is scheduled to meet in early December to review the proposed budgets.

The River Valley PGM Project is joint ventured 50/50 with Anglo Platinum Limited. Anglo Platinum has committed over $22 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production. Pacific North West Capital is the operator of the projcect.

WEST TIMMINS, ONTARIO

The West Timmins Nickel Project was obtained by an option/joint venture with Xstrata Nickel, whereby PFN may earn a 100% interest in the project. The West Timmins Nickel Project covers 355 km2 (26,928 hectares), some 60 kms west of Timmins, Ontario. The West Timmins Nickel Project is located adjacent to Xstrata’s profitable Montcalm Mine.

The 2007 diamond drill program was doubled to 4,000 meters to evaluate additional geophysical and geological targets along with the deep EM conductors (to depths of 200 metres). The drill program continued to evaluate the deep penetrating conductive targets, identified from a Pulse EM survey, with coincident magnetic signatures similar to those identified over the Montcalm Mine mineralization. These drill targets are also supported by the identification of a geological environment from previous drill results in 2005, to the south-west of the Montcalm Mine, similar to that hosting the ore mineralization (Cu-Ni) in the Montcalm Mine.

The first phase consisted of 8 diamond drill holes (2534 metres) testing deep EM and off-hole Pulse EM targets south of Xstrata's Montcalm Mine. The balance of the program (1,500 metres) targeted geophysical expressions similar to those related to the Montcalm deposit, as well as off-hole conductors identified from the down-hole surveys in the 2005 drill program.

The Phase One drill holes intersected multiple zones of disseminated to massive sulphides in 5 of the 8 holes with anomalous copper and nickel assay values. Drill hole WTM-16 returned 0.11% Cu and 0.16%

Ni over 2 .0 metres within a wider envelope of mineralization, and 0.07% Cu and 0.09% Ni over 5.0 metres. All analyses from the drill program were completed by Accurassay Laboratories in Thunder Bay, Ontario.

Numerous additional airborne EM (AeroTEM), Pulse borehole EM, geochemical anomalies in the Montcalm Intrusive Complex remain to be drill tested. Other geological target areas within the MIC have to be evaluated by ground geophysical surveys.

In a continuing effort to evaluate the Montcalm Intrusive, a deep penetrating UTEM survey was completed in September 2008, and the results are currently being reviewed. The objective of the UTEM survey is to develop deeper drill targets to the south of the Montcalm Mine.

COLDWELL, ONTARIO

On September 18, 2007, the Company announced that it had completed the acquisition of three new PGM projects within the Alkaline Coldwell Intrusive Complex (CIC) which hosts a number of PGE and copper occurrences. The three projects, totalling 71 mineral claims (968 units or 15,487 hectares), have been designated Coldwell West, Coldwell Central and Coldwell South. The projects are 100% owned by PFN and are located approximately 215 km north east of the city of Thunder Bay, 10 km north of the town of Marathon, and 40 km west of the prolific Hemlo Gold Camp.

The Company’s holdings are one of the largest in the area.  An exploration program of prospecting, lake bottom geochemical sediment sampling, and an airborne EM and Magnetic survey was initiated to evaluate the claims.  Most of the known PGM and copper mineralization in the Coldwell Complex is associated with the Eastern Border Gabbro unit, which hosts   Benton Resources Ltd.’s Skipper Lake and Four Dam Lake occurrences on the Bermuda Property, as well as Marathon PGM Corporation's PGE-Cu Marathon deposit.

A $900,000 exploration program commenced in the fall of 2007 and focussed on Gabbro suites of the Coldwell Complex. Compilation of historical data, along with prospecting, mapping, and lake  bottom geochemical sampling surveys were completed in early 2008, followed by ground-truthing of resultant anomalies in the Fall of 2008. No significant mineralization was identified during the course of this work. A joint venture partner is being sought to further explore the Coldwell project.

GOODCHILD, ONTARIO

During the previous year, the Company acquired 28 mineral claims by staking in the Goodchild area of Ontario.  These claims have been grouped into our work in the Coldwell region. The property was incorporated into the Coldwell project described in the preceding paragraph, and a portion of the 2008 Coldwell work program was directed at identifying mineralization on the Goodchild Property

WALSH TOWNSHIP, ONTARIO

By agreement dated January 1, 2008 the Company may earn up to a 100% interest in the Walsh Township Option. The property is located on the west side of the CIC west of Marathon in northern Ontario.  This claim has been grouped into our Project in the Coldwell region.

Under the terms of the agreement, the Company, at its option, will keep the claims in good standing over a three-year period in order to vest with a 100% interest in the project after making total payments of

$60,000 and issuing 190,000 Company shares.   If the project continues beyond the three years the prospectors will be paid $25,000 in each of year four and five as an advanced royalty on any production.  An additional 100,000 shares may be issued upon vesting of 100% interest if the results of feasibility studies are positive.  The property is subject to a 2.0% NSR.  The Company shall have the right to purchase a 1% NSR for $1,000,000.

A 2008 prospecting and geochemical sampling program was completed on the Walsh property in the Fall of 2008.  No significant results were obtained and subsequent to the period ended October 31, 2008, the Company gave notice to terminate these claims.

 SWAYZE JOINT VENTURE, ONTARIO  (OLD: NICKEL MUIR, ONTARIO)

The Company entered into a 50/50 joint venture agreement with Benton Resources Corp. on February 12, 2008. The agreement states that both companies agree to bear all expenditures and participate in a single purpose unincorporated joint venture for the purpose of carrying out all mineral exploration for a three year period. The parties have agreed to expend a minimum of $1,200,000 over the three year period.  Benton will act as operator for the project and will be responsible for carrying out all exploration activities.

The Swayze Joint Venture Project is situated in the Swayze Greenstone Belt (SGB), approximately 100km south-west of Timmins, Ontario and incorporates some fifty townships. The Swayze Greenstone Belt represents the western extension of the Abitibi Greenstone Belt, which is the host to numerous ultramafic-hosted nickel deposits including the producing Redstone Mine (Liberty) south of Timmins as well as the newly discovered Golden Chalice occurrence.  In July 2008, a helicopter-borne magnetic and electromagnetic (VTEM) survey was completed over the Tooms Twp claim block of the Swayze JV Project. Mapping and prospecting was completed over the summer of 2008, and several gold occurrences were discovered on the Heenan claim block. Approximately 500 meters of diamond drilling was completed on the Heenan gold showings in September 2008. Several zones of anomalous gold mineralization were identified. The Company expects to receive the final report for 2008 and recommendations for 2009 from Benton before yearend.

RAGLAN HILLS, ONTARIO (OLD: SOUTH RENFREW, ONTARIO)

On December 11, 2007 the Company entered into a 50/50 joint venture agreement with First Nickel Inc. (“First Nickel”) to undertake exploration on the Raglan Hills Project with both companies agreeing to bear all expenditures and participate in a single purpose unincorporated Joint Venture for the purpose of carrying out all mineral exploration.

First Nickel will act as operator for the project and will be responsible for carrying out all exploration activities. The Raglan Hills Project is situated northeast of Bancroft in the Province of Ontario and comprises 21 claim blocks totalling 2,752 hectares. The Complex is a differentiated mafic intrusive composed primarily of meta-gabbro with lesser proportions of meta-pyroxenite.  In July the Company announced that it had completed an AeroTem III and AeroTem IV geophysical survey by Aeroquest Limited ("Aeroquest") and that an exploration program was designed to identify and test priority areas within the property boundaries. Results of the summer field program are expected in early December of 2008.

EAST SUDBURY, ONTARIO

During the previous year, the Company acquired 124 mineral claims by staking in the Sudbury area of Ontario.  A limited field program of prospecting and soil sampling was undertaken in late fall of 2008. Results are expected in December, 2008.

NORTH DULUTH, ONTARIO

During the previous year, the Company spent $3,038 related to the acquisition of the 10 mineral claims in the Crystal Lake Area south of Thunder Bay, Ontario. The Company has completed a geophysical program on the project and is currently reviewing the results of this study.

SOQUEM - TAUREAU, QUéBEC

The Company entered into a 50/50 joint venture cooperation agreement with SOQUEM Inc. ("SOQUEM") in order to evaluate the PGM potential in the south east part of Québec, within a designated Area of Mutual Interest ("AMI"). There were no significant assay results reported from the field evaluation programs. There remain three target areas indicated from the regional compilation. These will be evaluated in 2008 for PGM mineralization.  All funding will be shared on a 50/50 basis.

SOQUEM INC. is a wholly owned subsidiary of the Société Générale de Financement du Québec ("SGF"). The mission of the SGF, an industrial and financial holding company, is to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Québec. SOQUEM's head office is located in Val d'Or, with a regional office in Chibougamau.

The Taureau reconnaissance program continued to evaluate mafic intrusions for PGM mineralization in the defined AMI within the Grenville Province of Québec during 2008 (phase 3). A $370,000 Phase III program for 2008 has begun and is currently ongoing to complete the evaluations of the originally identified mafic intrusions in the AMI.

SOQUEM is acting as manager of the 50/50 joint venture cooperation agreement. The parties have equal representation consisting of two members each on a Technical Committee responsible for setting programs, budgets, and schedules.

SOQUEM - CHENEVILLE, QUéBEC

A separate joint venture agreement was signed with SOQUEM in 2006 resulting from PGM assay values (average of two samples was 1.17gpt Pd, 0.14gpt Pt, 0.29gpt Au, 1.62 Cu, and 0.35% Ni) returned from a showing in the Cheneville intrusion in Québec. These results led to a staking program, which was subsequently followed by an airborne survey that identified magnetic and conductive anomalies. These were evaluated with a follow-up prospecting, geophysical, and mapping program. A drill program targeting the Cheneville showing was completed in November 2008 and the Company is awaiting results.

GLITTER LAKE, QUéBEC

The Glitter Lake Project is an option from CanAlaska Uranium Ltd. (“CanAlaska”) in which the Company can earn 50% with a working commitment. The property is on strike with the Horden Lake NI-Cu occurrence and has seen a number of historical drill holes testing the mineralization.

On April 1, 2008 the Company signed an amended agreement with CanAlaska whereby in order to maintain the option, a total of $200,000 may be spent by April 15, 2009 with an additional $300,000 to be spent by April 15, 2010. To date PFN has completed exploration expenditures in the amount of $268,161 fulfilling its 2003 and 2007 exploration commitments. A joint venture partner is being sought to further explore the Glitter Lake property.

NICKEL PLATS, SASKATCHEWAN

The Company has optioned the Nickel Plats Property, approximately 50 km north of Laronge, Saskatchewan. The property covers a nickel-copper occurrence  (1.7 million tons grading 0.74% combined nickel-copper (Non-NI 43-101 compliant)).within a sulphide rich (pyrrhotite, chalcopyrite and pyrite) Gabbro

The Company may acquire a 100% interest in the property by committing up to $750,000 of exploration expenditures and  issuing up to 300,000 common shares over a three year period; and making a total cash payment of up to $90,000 in a two year period, all subject to 2% NSR (1% buy back) plus advanced royalties up to $120,000.

A property acquisition program was initiated adjacent to the Nickel Plats property. The additional claims are   considered to be the strike extension of the Nickel-Copper mineralization identified on the Nickel Plats Project as well as  covering additional mafic intrusions around the Ni Plats Project (~90 sq Km).

A Geotech Ltd., helicopter-borne VTEM (Versatile Time Domain Electromagnetic) geophysical survey has been completed over the Nickel Plats mineral claim holdings (2284 line kilometres).  A geophysical interpretative report has been commissioned, and results are expected by the end of year, 2008.  The Company is currently soliciting new option/joint venture partner to further develop this project.

NORTH VOISEY, LABRADOR

The Company allowed the North Voisey claims to lapse in September 2008 and has no further plans for this project.

WINTER LAKE, NORTHWEST TERRITORIES

The Winter Lake Property, located northeast of Yellowknife in the Northwest Territories, was acquired by staking in an area where new interesting NI assays had been reported. The Company is currently seeking a joint venture partner to further develop this project.

GOODNEWS BAY, ALASKA

In January 16, 2008, Pacific North West Capital announced that it has finalized the option/joint Venture Agreement on the Goodnews Bay Platinum Project (“GBPP”) with Stillwater Mining Company (“Stillwater”). Under the terms of the Option Agreement, by spending $4 million Stillwater is entitled to earn a 50% interest in GBPP by December 31, 2010. Stillwater may elect to increase its interest to 60% by incurring an additional $8 million in exploration expenditures within an additional two year period or upon completion of a Feasibility Study, whichever occurs first. Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the Property into Commercial Production within an additional three years. The Company will be the project manager during the option period, as defined in the Option Agreement and will receive a management fee.

The GBPP option agreement was approved by Calista Corporation in December 2007. Calista Corporation is the second largest landowner of 13 regional Alaskan Native corporations formed in 1971 under the Alaska Native Claims Settlement Act (ANCSA). Calista Corporation's land entitlements exceed 6.5 million acres in Southwest Alaska and contain several significant mineral occurrences, including Goodnews Bay (platinum) and Donlin Creek gold project (29.38 million ounces Measured and Indicated and 3.46 million ounces Inferred). For more information about Calista visit their website www.calistacorp.com.

The 2007 GBPP exploration program has identified numerous areas of lode Pt mineralization in the uplands surrounding the Salmon River drainage based the results from grab, pan concentrates and soil sampling.

In June of 2008, the Company announced the commencement of $1,000,000 drill program on the GBPP. The objective was to drill two established targets and to define additional new platinum mineralization. The Company will also continue its soil-rock interface sampling program on Suzie Mountain, to expand on existing drill targets and test additional ground which was beyond the 40 foot depth limit of the soil auger drilling rig utilized in 2007.  A seven hole program was finalized in August 2008. No significant results were obtained from the drilling, and the option agreements with Callista Corporation and Stillwater Mining Corporation were terminated in November 2008.

KANE PROPERTY, ALASKA

During the previous year, the Company acquired certain mineral claims by staking in Alaska. A joint venture partner is being sought to further explore the Kane property.

TONSINA PROPERTY, ALASKA

During the previous year, the Company acquired certain mineral claims by staking in Alaska. A mapping and sampling program was completed on the property in 2007. This program identified significant PGM anomalies associated with a sulphide and chromite enriched layer in the Tonsina Ultramafic Complex. An induced polarization survey designed to test the extent of the mineralization was completed in the summer of 2008. This was followed by a ground magnetic survey and surface channel sampling. The results suggest that the zone of sulphide mineralization is continuous over a 300 meter strike length. Future work will focus on determining the total strike extent of this zone, and identifying the best locations for drill testing of the mineralization.

S.E. PROPERTY, ALASKA

During the previous year, the Company acquired certain mineral claims by staking in Alaska.

UNION BAY, ALASKA

The Union Bay project is a 50/50 joint venture project with Freegold Ventures Limited (“Freegold”).  No programs were carried out during the past year, although management continues to believe that there are drill targets that warrant future programs on the property.  The Companies are seeking a joint venture partner to further develop this project.

NEW ZEALAND

During the previous year, the Company allowed one permit to lapse and transferred title on the other permit to Mainland Resources Ltd. (a private company registered in New Zealand) while retaining a 2% NSR.  Accordingly, all acquisition and exploration costs previously incurred have been written-off.

SELECTED ANNUAL INFORMATION

Unless otherwise noted, all currency amounts are stated in Canadian dollars. The following table summarizes selected financial data for PFN for each of the three most recently completed financial years.  The information set forth below was extracted from and should be read in conjunction with the  audited financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and related notes.

	Years Ended April 30, (audited)
	2008	2007	2006
Total Revenues	$ 843,972	$ 196,510	$ 264,895
General and administrative expenses	2,091,920	1,548,266	1,365,123
Mineral property cash costs incurred	3,602,672	834,473	2,317,567
Mineral property cash costs recovered	-	-	(1,233,212)
Income (loss) before other items in total	(2,091,920)	(1,548,266)	(1,365,123)
Basic and diluted loss per share	(0.04)	(0.04)	(0.04)
Net income (loss) from continuing operations in total Basic and diluted loss per share	(883,378) (0.02)	(1,230,764) (0.03)	(1,344,822) (0.04)
Totals Assets	17,087,029	7,315,871	5,681,742
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
	2008	2008	2008	2008	2007	2007	2007	2007
Total revenues	$180,933	$151,526	$276,388	$279,795	$286,183	$41,606	$98,146	$34,548
Net income(loss)	(445,811)	(420,709)	(60,551)	(71,181)	(87,447)	(664,199)	(268,314)	(276,219)
Net income(loss) per share	(0.01)	(0.01)	0.00	0.00	0.00	(0.01)	(0.01)	(0.01)
Total assets	15,846,635	16,186,568	17,087,029	14,432,495	14,346,726	14,519,672	7,315,871	7,742,476

 RESULTS OF OPERATIONS

The six month period ended October 31, 2008 resulted in a net loss of $860,270 which compares with a loss of $751,646 for the same period in 2007.  General and administrative expenses for the period ended October 31, 2008 were $1,191,902, an increase of $119,144 over the same period in 2007. Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $161,976 for the period ended October 31, 2008 compared to $246,289 of the same period of 2007, a decrease of $84,313. Salaries and benefits increased by $63,374 for a total of $135,735 compared to $72,361 in the previous year due to the fact that wages of the Chief Financial Officer and Corporate Secretary are included in this period.  $160,307 was incurred for the development of New Projects. An aggregate stock-based compensation of $363,823 was recorded as compared to $40,541 in the previous year. Stock-based compensation is broken down on the income statement according to the applicable expense category. Consulting fees for the period were $89,745 compared to $248,949 in the previous year, a decrease of $159,204 as several new projects were acquired in the previous year and none in the current period. Travel and lodging costs of $40,972 were incurred during the year compared to $119,112 of the same period in 2007; a decrease of $78,140 was due to cutting back in attendance of trade shows. All other general and administrative costs were lower compared to the previous year as no equity financing was made in the current period.  Interest and other income was $114,685, compared to $67,853 in the previous year. $149,820 gain on sale of investment was the result of the sale of 305,188 shares of Freegold held as an investment and $738,746 unrealized loss on investment portfolio as a result of the fair value presentation required in the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855.

During the six month period ended October 31, 2008, the Company incurred mineral property cash costs of $1,182,440.  An exploration program on the West Timmins Nickel Project cost $16,514 for cumulative expenditures of $3,110,481. Coldwell Project exploration cost $104,973 for a total of $984,064. Swayze Joint Venture Project exploration cost $127,427 was incurred. $131,555 in project exploration costs were incurred in the East Sudbury Marathon area. $144,438, was incurred with SOQUEM on the Québec properties, $58,117 was incurred on the Glitter Lake project.  $1,049,109 Project exploration cost was incurred on Goodnews Bay Alaskan project while $1,000,000 cash was received from Stillwater.

LIQUIDITY AND CAPITAL RESOURCES

At October 31, 2008, the Company’s working capital, defined as current assets less current liabilities, was $7,667,649 compared with working capital of $10,088,901 at April 30, 2008.  Flow-through funds of $1,302,346 must be spent before December 31, 2009 on qualified Canadian mineral exploration, and are included in working capital.

The Company has total issued and outstanding of 61,708,008 shares at October 31, 2008.

The Company has a portfolio of investments with a book value of $902,416 and a market value of $152,831 as at 31 October 2008.

CONTRACTUAL COMMITMENTS

By agreement effective December 1, 2005 the Company entered into a five-year management agreement with a company controlled by a Director and Chairman.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The Chairman and Director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods. The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years compensation.

 The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company. The Company must incur mineral property operating expenditures equal to the proceeds of all flow-through shares issued by the Company.  These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares.

The Company is committed under an operating lease with a Company for its office premises with the following minimum lease payments to the expiration of the lease on November 30, 2011.

Period ended October 31,	2008	2009	2010	2011	Thereafter

Management agreement	$94,546	$99,273	$104,233	$62,538	-
Office lease	$42,379	$42,379	$42,379	$24,721	-

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation.  These estimates are reviewed periodically (at least annually), and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

A detailed summary of all of the Company’s significant accounting policies is included in note 1 to the financial statements for the period ended October 31, 2008.

CHANGES IN ACCOUNTING POLICIES

Effective 1 May 2007, the Company adopted the new CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3861, “Financial Instruments – Disclosure and Presentation” (the “Financial Instrument Standards”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Effective 1 May 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes. The section also requires that the nature and amount of material changes in estimates be disclosed. The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

Section 3855 requires that all financial assets and financial liabilities be measured at fair value on initial recognition except for certain related party transaction. Financial instruments classified as held-for-trading are measured at fair value and unrealized gains and losses are included in the net income in the period in which they arise. The Company has historically measured these instruments at the lower of cost and market value and any unrealized gains or losses have been included in net income.

COMPREHENSIVE INCOME

Section 1530 introduces other comprehensive income (loss). Comprehensive income (loss) includes both net earnings (losses) and other comprehensive income. Other comprehensive income (loss) includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and any foreign currency gains and losses relating to self-sustaining foreign operations where applicable, all of which are not included in the calculation of net earnings (loss) until realized. The only impact on the Company of adopting these new standards was the recognition of unrealized gains and losses on investments, which has been included as part of shareholders' equity under "Other Comprehensive Loss". As required by the prospective implementation of these new standards, the comparative financial statements have not been restated.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, available-for-sale securities, accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value unless otherwise noted.

FUTURE CHANGES IN ACCOUNTING POLICIES

CICA Handbook Section 3862 "Financial Instrument Disclosures" and CICA Handbook Section 3863, "Financial  Instruments - Presentation" requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. CICA Handbook Section 1400, "General Standards on Financial Statement Presentation", has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern.  The Company is currently assessing the impact of these new accounting standards on its financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

RELATED PARTY TRANSACTIONS

During the six month period ended October 31, 2008, the below related parties were paid the following: a total of $48,623 was paid to a company controlled by the President and Director of the Company for management services;  a total of $46,200 was paid to a Company controlled by the  Vice-President of Business Development for consulting fees; a total of $72,319 was paid to a Company controlled by the Vice-President Project Development engineering and consulting services and a total of $45,975 was paid to a Company controlled by the Vice-President of Exploration for engineering and consulting services who is retiring at the end of October 2008.

Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the period $4,500 was paid/accrued to directors.

OUTSTANDING SHARE DATA

The Company is authorized to issue unlimited common shares without par value. As at October 31, 2008, there were 61,708,008 outstanding common shares compared to 61,658,008 outstanding shares at April 30, 2008.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the table below:

Number outstanding 30 April 2008	Granted	Exercised	Expired	Cancelled	Number outstanding 31 October 2008	Exercise price per share	Expiry date
525,000	-	-	525,000	-	0	$0.76	10 September 2008
1,525,000	-	-	-	110,000	1,415,000	$0.70	5 November 2009
412,000		-	-	-	412,000	$0.83	28 February 2010
370,000	-	-	-	15,000	355,000	$0.60	3 May 2010
125,000	-	-	-	25,000	100,000	$0.40	3 February 2011
232,500	-	-	-	10,000	222,500	$0.40	19 April 2011
50,000	-	-	-	-	50,000	$0.50	8 May 2011
20,000	-	-	-	-	20,000	$0.50	19 May 2011
150,000	-	-	-	-	150,000	$0.47	14 February 2009
870,000	-	-	-	70,000	800,000	$0.55	18 May 2012
50,000	-	-	-	-	50,000	$0.72	27 June 2012
100,000	-	-	-	100,000	0	$0.70	13 August 2012
280,000	-	-	-	-	280,000	$0.50	11 October 2012
130,000	-	-	-	-	130,000	$0.50	29 October 2012
85,000	-	-	-	-	85,000	$0.50	14 November 2012
1,200,000	-	-	-	-	1,200,000	$0.60	22 February 2013
-	200,000	-	-	100,000	100,000	$0.50	11 June 2013
-	600,000	-	-	-	600,000	$0.50	13/15 August 2013
6,124,500	800,000	-	525,000	430,000	5,969,500

During the year ended April 30, 2008, 2,697,990 performance shares were reserved for issuance at the discretion of the Board. These shares may be issued to such arm's length parties as the Board considers desirable employees/consultants to attract to the Company. To date, 450,000 performance shares have been issued at $0.01 per share.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management has evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation of the disclosure controls performed to date, the Company is determined to strengthen internal controls over financial reporting.  Management has engaged the services of an additional external accounting firm to obtain more specific and detailed advice as to increasing the effectiveness of the Company’s internal control.

INTERNAL CONTROLS AND PROCEDURES

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the Canadian GAAP. As at the end of the period covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the six month period ended October 31, 2008. Management has determined that certain weaknesses existed in the design of its internal control which is mitigated by senior management monitoring. Management continues to review and refine its internal controls and procedures.

RISKS AND UNCERTAINTIES

The mineral industry is intensely competitive in all its phases. The Company competes with many other companies who have greater financial resources and experience. The market price of precious metals and other minerals is volatile and cannot be controlled. Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements. If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the       Company’s properties.

OUTLOOK

The Company currently has a joint venture agreement in which Kaymin Resources Limited (Anglo Platinum) is earning an interest in the Company’s River Valley project by carrying all costs and making exploration expenditures. The Company and Stillwater entered into an option agreement to spend US$4,000,000 by December 31, 2010 to earn 50% of the Goodnews Bay, Alaska property. The Company ended October 31, 2008 with a strong cash position that will enable it to continue its own exploration effects in the United States and Canada, to continue seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

SUSEQUENT EVENTS

On November 11, 2008 - The Walsh Township, Michano option of Coldwell project was terminated.

On November 12, 2008 - The Company announced the appointments of Dr. Greg Myers, Ph.D., P.Geo., as Vice-President Business Development and Dr. Jonathan Findlay, Ph.D., P.Geo as Vice-President Exploration and the retirement of Mr. John Londry, the former Vice-President Exploration.

Dr. Myers, Ph.D., P.Geo. has 25 years of experience in the base and precious metal resource industry ranging from grass-roots exploration to mine production. Dr. Myers is a recognized expert in the assessment and evaluation of base and precious metal systems and has enjoyed a distinguished career that has been both field and research oriented. Dr Myers has designed and implemented several successful exploration and mine feasibility programs in Mexico, Peru, and North America working for several companies including BHP Billiton, Phelps Dodge, Kennecott, Newmont, and several junior companies. During his career he has been involved with the discovery of three gold mines and the significant resource expansion at several gold and copper mine properties in Alaska, Nevada, New Mexico, Mexico, and Peru. Dr. Myers has served as President, CEO, COO, VP Exploration, and Director of several junior Canadian mining companies.

Dr. Jonathan Findlay, Ph.D., P.Geo., brings with him 20 years of industry experience, primarily focused on Copper-Nickel-Platinum Group Metal deposits in mafic and ultramafic rocks. Dr. Findlay has worked on over such thirty projects, in geographically diverse areas including Canada, USA, Brazil, India and South Africa. Dr. Findlay's experience includes senior exploration roles with Anglo American Base Metals Exploration, as well as numerous junior exploration companies, including Freewest Resources, Canamera Geological Ltd. New Millenium Metals, Mustang Minerals, and most recently, Beartooth Platinum Corp. Dr. Findlay is a specialist in Platinum Group Metals and Nickel, and his knowledge will be a core asset to Pacific North West Capital Corp.

NEW PROJECT ACQUISITION PROGRAM

The additions of Dr. Greg Myers and Dr. Jonathan Findlay to the technical team of PFN are driving an aggressive program to acquire advanced stage base and precious metal properties.  The current downturn in the metals market is providing an excellent opportunity to acquire high quality projects under excellent terms. Several properties located in Mexico, Central America, the United States, and Canada are under review and PFN expects to complete new property acquisitions in the upcoming months.  Several producing or near production properties with significant exploration potential are being evaluated as are several drill stage projects.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.